BLINK CHARGING CO.

3284 N 29th Court

Hollywood, Florida 33020-1320

February 12, 2018

Via EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blink Charging Co.
Registration Statement on Form S-1
File No. 333-214461

Ladies and Gentleman:

Reference is made to our letter, filed as correspondence via EDGAR on February 12, 2018, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Monday, February 12, 2018 at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very Truly Yours,

/s/ Michael J. Calise
Michael J. Calise
Chief Executive Officer
Blink Charging Co.